Exhibit 99.1

LACLEDE GAS COMPANY
STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(Thousands)	2008	2007	2008	2007

Operating Revenues:
Utility	$507,089	$493,593	$827,981	$842,081
Other	740	778	1,526	1,440
Total Operating Revenues	507,829	494,371	829,507	843,521

Operating Expenses:
Utility
Natural and propane gas	377,526	373,576	600,367	625,099
Other operation expenses	38,989	36,816	74,202	70,496
Maintenance	5,814	6,060	12,049	11,658
Depreciation and amortization	8,763	8,568	17,476	17,065
Taxes, other than income taxes	29,255	28,348	45,936	47,107
Total Utility Operating Expenses	460,347	453,368	750,030	771,425
Other	805	784	1,530	1,435
Total Operating Expenses	461,152	454,152	751,560	772,860
Operating Income	46,677	40,219	77,947	70,661
Other Income and (Income Deductions) – Net	(523)	458	1,509	3,201
Interest Charges:
Interest on long-term debt	4,875	5,625	10,001	11,251
Other interest charges	2,720	2,927	6,736	6,347
Total Interest Charges	7,595	8,552	16,737	17,598
Income Before Income Taxes	38,559	32,125	62,719	56,264
Income Tax Expense	13,259	11,407	21,624	19,871
Net Income	25,300	20,718	41,095	36,393
Dividends on Redeemable Preferred Stock	9	11	19	23
Earnings Applicable to Common Stock	$25,291	$20,707	$41,076	$36,370

See Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF COMPREHENSIVE INCOME
(UNAUDITED)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(Thousands)	2008	2007	2008	2007

Net Income	$25,300	$20,718	$41,095	$36,393
Other Comprehensive Income (Loss), Before Tax:
Amortization of actuarial loss included in net periodic
pension cost	43	—	86	—
Income Tax Expense Related to Items of Other
Comprehensive Income	16	—	33	—
Other Comprehensive Income, Net of Tax	27	—	53	—
Comprehensive Income	$25,327	$20,718	$41,148	$36,393

See Notes to Financial Statements.

LACLEDE GAS COMPANY
BALANCE SHEETS
(UNAUDITED)

	March 31,	Sept. 30,	March 31,
(Thousands)	2008	2007	2007

ASSETS
Utility Plant	$1,204,984	$1,187,828	$1,165,232
Less: Accumulated depreciation and amortization	398,661	394,034	388,775
Net Utility Plant	806,323	793,794	776,457
Other Property and Investments	37,585	36,933	36,323

Current Assets:
Cash and cash equivalents	4,850	2,454	4,976
Accounts receivable:
Gas customers – billed and unbilled	190,298	102,224	153,538
Associated companies	204	253	226
Other	35,015	8,973	45,424
Allowances for doubtful accounts	(13,478)	(10,961)	(13,966)
Delayed customer billings	40,417	—	36,377
Inventories:
Natural gas stored underground at LIFO cost	31,730	138,198	43,940
Propane gas at FIFO cost	19,904	19,950	19,951
Materials, supplies, and merchandise at average cost	5,283	4,864	5,774
Derivative instrument assets	13,773	26,296	16,764
Unamortized purchased gas adjustments	4,365	12,813	17,990
Deferred income taxes	4,114	275	3,781
Prepayments and other	5,469	6,970	5,552
Total Current Assets	341,944	312,309	340,327

Deferred Charges:
Prepaid pension cost	—	—	58,240
Regulatory assets	265,495	285,054	155,786
Other	4,836	3,113	4,693
Total Deferred Charges	270,331	288,167	218,719
Total Assets	$1,456,183	$1,431,203	$1,371,826

LACLEDE GAS COMPANY
BALANCE SHEETS (Continued)
(UNAUDITED)

	March 31,	Sept. 30,	March 31,
(Thousands, except share amounts)	2008	2007	2007

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock and Paid-in capital (10,365, 10,307, and 10,252 shares issued, respectively)	$154,560	$151,510	$148,599
Retained earnings	220,917	195,728	215,442
Accumulated other comprehensive loss	(1,674)	(1,727)	(834)
Total Common Stock Equity	373,803	345,511	363,207
Redeemable preferred stock (less current sinking fund requirements)	467	627	627
Long-term debt (less current portion)	309,152	309,122	309,082
Total Capitalization	683,422	655,260	672,916

Current Liabilities:
Notes payable	171,650	211,400	117,050
Accounts payable	92,422	45,084	80,034
Accounts payable – associated companies	4,563	4,065	12,078
Advance customer billings	—	25,440	—
Current portion of long-term debt and preferred stock	160	40,160	40,160
Wages and compensation accrued	11,880	11,532	11,175
Dividends payable	8,306	7,974	7,964
Customer deposits	13,960	15,899	15,678
Interest accrued	9,888	10,806	10,621
Taxes accrued	33,345	19,210	45,793
Other	6,804	5,342	6,156
Total Current Liabilities	352,978	396,912	346,709

Deferred Credits and Other Liabilities:
Deferred income taxes	234,122	223,192	219,871
Unamortized investment tax credits	4,086	4,200	4,318
Pension and postretirement benefit costs	67,515	63,678	22,182
Asset retirement obligations	26,835	26,054	25,496
Regulatory liabilities	64,027	39,589	58,058
Other	23,198	22,318	22,276
Total Deferred Credits and Other Liabilities	419,783	379,031	352,201
Total Capitalization and Liabilities	$1,456,183	$1,431,203	$1,371,826

See Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended
	March 31,
(Thousands)	2008	2007

Operating Activities:
Net Income	$41,095	$36,393
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	17,476	17,065
Deferred income taxes and investment tax credits	(2,971)	(19,985)
Other – net	1,097	535
Changes in assets and liabilities:
Accounts receivable – net	(111,550)	(87,000)
Unamortized purchased gas adjustments	8,448	26,391
Deferred purchased gas costs	53,094	64,706
Accounts payable	47,836	36,347
Delayed customer billings - net	(65,857)	(67,820)
Taxes accrued	14,135	30,248
Natural gas stored underground	106,468	93,477
Other assets and liabilities	13,300	2,413
Net cash provided by operating activities	122,571	132,770

Investing Activities:
Capital expenditures	(26,407)	(26,149)
Other investments	237	(21)
Net cash used in investing activities	(26,170)	(26,170)

Financing Activities:
Maturity of first mortgage bonds	(40,000)	—
Repayment of short-term debt – net	(39,750)	(90,250)
Dividends paid	(16,079)	(15,466)
Issuance of common stock to Laclede Group	1,967	1,877
Preferred stock reacquired	(160)	(159)
Other	17	60
Net cash used in financing activities	(94,005)	(103,938)

Net Increase in Cash and Cash Equivalents	2,396	2,662
Cash and Cash Equivalents at Beginning of Period	2,454	2,314
Cash and Cash Equivalents at End of Period	$4,850	$4,976

Supplemental Disclosure of Cash Paid (Refunded) During the Period for:
Interest	$17,880	$16,828
Income taxes	6,925	(14,043)

See Notes to Financial Statements.

LACLEDE GAS COMPANY
NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These notes are an integral part of the accompanying financial statements of Laclede Gas Company (Laclede Gas or the Utility). In the opinion of Laclede Gas, this interim report includes all adjustments (consisting of only normal recurring accruals) necessary for the fair presentation of the results of operations for the periods presented. This Form 10-Q should be read in conjunction with the Notes to Financial Statements contained in Laclede Gas’ Fiscal Year 2007 Form 10-K.
Laclede Gas is a regulated natural gas distribution utility having a material seasonal cycle. As a result, these interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of succeeding quarters of the fiscal year. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season.
BASIS OF PRESENTATION - In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas’ Balance Sheet have not been eliminated from the Laclede Gas financial statements.
Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates. Also, Laclede Group may charge or reimburse Laclede Gas for certain tax-related amounts. Unpaid balances relating to these activities are reflected in the Laclede Gas Balance Sheets as Accounts Receivable-Associated Companies or as Accounts Payable-Associated Companies. Additionally, Laclede Gas may, on occasion, borrow funds from or lend funds to affiliated companies. Unpaid balances relating to these arrangements, if any, are reflected in Notes Receivable-Associated Companies or Notes Payable-Associated Companies.
REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on monthly cycles. The Utility records its utility operating revenues from gas sales and transportation services on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amounts of accrued unbilled revenues at March 31, 2008 and 2007, for the Utility, were $31.9 million and $18.5 million, respectively. The amount of accrued unbilled revenue at September 30, 2007 was $11.9 million.
INCOME TAXES - Laclede Gas has elected, for tax purposes only, various accelerated depreciation provisions of the Internal Revenue Code. In addition, certain other costs are expensed currently for tax purposes while being deferred for book purposes. Effective October 1, 2007, generally accepted accounting principles require that tax benefits be recognized in the financial statements as determined by new recognition and measurement provisions. These provisions permit the benefit from a tax position to be recognized only if, and to the extent that, it is more likely than not that the tax position will be sustained upon examination by the taxing authority, based on the technical merits of the position. Unrecognized tax benefits and related interest and penalties, if any, are recorded as liabilities or as a reduction to deferred tax assets. Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements, and the related tax basis. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts.
Laclede Gas’ investment tax credits utilized prior to 1986 have been deferred and are being amortized in accordance with regulatory treatment over the useful life of the related property.
Laclede Group files a consolidated federal income tax return and allocates income taxes to Laclede Gas and its other subsidiaries as if each entity were a separate taxpayer.
GROSS RECEIPTS TAXES - Gross receipts taxes associated with Laclede Gas’ natural gas utility service are imposed on the Utility and billed to its customers. These amounts are recorded gross in the Statements of Income. Amounts recorded in Utility Operating Revenues for the quarters ended March 31, 2008 and 2007 were $25.2 million and $24.1 million, respectively. Amounts recorded in Utility Operating Revenues for the six months ended March 31, 2008 and 2007 were $38.2 million and $38.8 million, respectively. Gross receipts taxes are expensed by the Utility and included in the Taxes Other Than Income line.
STOCK-BASED COMPENSATION – Officers and employees of Laclede Gas, as determined by the Compensation Committee of Laclede Group’s Board of Directors, are eligible to be selected for awards under the Laclede Group 2006 Equity Incentive Plan. For Laclede Group’s non-employee directors, shares are awarded under the Restricted Stock Plan for Non-Employee Directors. Refer to Note 1 of the Financial Statements included in the Utility’s Form 10-K for the fiscal year ended September 30, 2007 for descriptions of these plans. For awards made to its employees, the Utility records its allocation of compensation cost from Laclede Group with a corresponding increase to additional paid-in capital.

The amounts of compensation cost allocated to the Utility for share-based compensation arrangements are presented below:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(Thousands)	2008	2007	2008	2007

Total compensation cost	$628	$576	$1,168	$1,044
Compensation cost capitalized	(162)	(143)	(297)	(261)
Compensation cost recognized in net income	466	433	871	783
Income tax benefit recognized in net income	(181)	(167)	(337)	(302)
Compensation cost recognized in net income,
net of income tax	$285	$266	$534	$481

As of March 31, 2008, there was $4.5 million in unrecognized compensation cost related to nonvested share-based compensation arrangements (options and restricted stock) that is expected to be allocated to the Utility over a weighted average period of 2.5 years.
NEW ACCOUNTING STANDARDS – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation Number 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” Under FIN 48, Laclede Gas may recognize the tax benefit from a tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Laclede Gas adopted the provisions of FIN 48 as of October 1, 2007. For details regarding the cumulative effect of adoption and other pertinent information, see Note 3, Income Taxes.
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement applies to fair value measurements required under other accounting guidance that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. The guidance in this Statement does not apply to the Laclede Group’s stock-based compensation plans accounted for in accordance with SFAS No. 123(R), “Share-Based Payment.” Except as described below, SFAS No. 157 is effective for the Utility as of the beginning of fiscal year 2009. In February 2008, the FASB issued two Staff Positions that amend SFAS No. 157. The first FASB Staff Position (FSP), No. FAS 157-1, excludes from the scope of SFAS No. 157 accounting pronouncements that address fair value measurements for purposes of lease classification and measurement. The second FSP, No. FAS 157-2, delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Application of SFAS No. 157 to these items will be effective for Laclede Gas as of the beginning of fiscal year 2010. The Utility is currently evaluating the potential impact of this Statement, as amended by these Staff Positions, on its financial statements.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” As discussed in Note 2 to the Financial Statements included in the Utility’s Fiscal Year 2007 Form 10-K, Laclede Gas adopted the recognition and disclosure provisions of this Statement effective September 30, 2007. The Statement also requires that plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. This requirement is effective for the Utility as of the end of fiscal year 2009. In conjunction with adoption of this provision of SFAS No. 158, the Utility will be required to change its valuation date for its pension and other postretirement plans from June 30 to September 30. The Utility is currently evaluating the impact of adoption of the change in measurement date on its financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” The Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. Upon adoption of SFAS No. 159, entities are permitted to choose, at specified election dates, to measure eligible items at fair value (fair value option). Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting date. The decision about whether to elect the fair value option is applied instrument by instrument with few exceptions. The decision is also irrevocable (unless a new election date occurs) and must be applied to entire instruments and not to portions of instruments. SFAS No. 159 requires that cash flows related to items measured at fair value be classified in the statement of cash flows according to their nature and purpose as required by SFAS No. 95, “Statement of Cash Flows” (as amended). SFAS No. 159 is effective for the Utility as of the beginning of fiscal year 2009. Laclede Gas is currently evaluating the provisions of this Statement.
In June 2007, the FASB ratified the consensus reached in Emerging Issues Task Force (EITF) Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” This Issue addresses how an entity should recognize the tax benefit received on dividends that are (a) paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS No. 123(R). The Task Force reached a consensus that such tax benefits should be recognized as an increase in additional paid-in capital. This EITF Issue also addresses how the accounting for these tax benefits is affected if an entity’s estimate of forfeitures changes in subsequent periods. This EITF Issue is effective for Laclede Gas as of the beginning of fiscal year 2009. The Utility is currently evaluating the provisions of this EITF Issue.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” This Statement amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” A noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS No. 160 clarifies that noncontrolling interests should be separately reported as equity in the balance sheet. Additionally, SFAS No. 160 requires certain changes in presentation to income statements. SFAS No. 160 also addresses accounting for changes in the parent’s ownership interest of a subsidiary, accounting for the deconsolidation of a subsidiary, and disclosure requirements. This Statement is effective for Laclede Gas as of the beginning of fiscal year 2010. Currently, Laclede Gas does not have any subsidiaries and therefore adoption of this Statement is not expected to have any effect on the Utility’s financial statements.
In December 2007, the FASB issued SFAS No. 141 (revised 2007) (141(R)), “Business Combinations.” This Statement revises SFAS No. 141 but retains the fundamental requirements in SFAS No. 141 that the acquisition method (formerly known as purchase method) of accounting be used for all business combinations. SFAS No. 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. SFAS 141(R) requires acquisition-related costs to be accounted for separately instead of being allocated to the assets acquired and liabilities assumed. SFAS No. 141(R) also amends the guidance related to the recognition of certain assets acquired and liabilities assumed that relate to contingencies, research and development assets acquired that have no alternative future use, and negative goodwill arising from a bargain purchase. Laclede Gas is required to adopt SFAS No. 141(R) prospectively to business combinations with acquisition dates on or after October 1, 2009 (fiscal 2010). Because this Statement is only applicable to future business combinations, existing amounts reported on the Utility’s financial statements will not be impacted by adoption of this Statement.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” by requiring enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement will be effective for Laclede Gas’s interim and annual financial statements beginning in fiscal year 2010. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Utility is currently evaluating the provisions of this Statement.

2.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the participant’s compensation during the highest three years of the last ten years of employment. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds.
Pension costs for the quarters ending March 31, 2008 and 2007 were $1.5 million and $1.4 million, respectively, including amounts charged to construction. Pension costs for the six months ended March 31, 2008 and 2007 were $3.1 million and $2.7 million, respectively, including amounts charged to construction.

The net periodic pension costs include the following components:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(Thousands)	2008	2007	2008	2007

Service cost – benefits earned
during the period	$3,243	$3,105	$6,485	$6,211
Interest cost on projected
benefit obligation	4,670	4,483	9,340	8,965
Expected return on plan assets	(5,163)	(5,074)	(10,325)	(10,148)
Amortization of prior service cost	272	283	544	567
Amortization of actuarial loss	791	921	1,582	1,841
Sub-total	3,813	3,718	7,626	7,436
Loss on lump sum settlement	—	945	—	945
Regulatory adjustment	(2,280)	(3,309)	(4,560)	(5,673)
Net pension cost	$1,533	$1,354	$3,066	$2,708

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump-sum cash payments. Pursuant to a Missouri Public Service Commission (MoPSC or Commission) Order, lump-sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump sum payments were recognized as settlements during the six months ended March 31, 2008. Lump sum payments recognized as settlements during the six months ended March 31, 2007 were $2.8 million.
Pursuant to a MoPSC Order, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains or losses not yet includible in pension cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. The recovery in rates for the Utility’s qualified pension plans is based on an allowance of $4.1 million annually effective October 1, 2005 and $4.8 million annually effective August 1, 2007. The difference between this amount and pension expense as calculated pursuant to the above and that otherwise would be included in the Statements of Income and Comprehensive Income is deferred as a regulatory asset or regulatory liability.
Laclede Gas provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65. The transition obligation not yet includible in postretirement benefit cost is being amortized over 20 years. Postretirement benefit costs for the quarters ended March 31, 2008 and 2007 were $1.9 million and $2.0 million, respectively, including amounts charged to construction. Postretirement benefit costs for the six months ended March 31, 2008 and 2007 were $3.8 million and $3.9 million, respectively, including amounts charged to construction.
Net periodic postretirement benefit costs consisted of the following components:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(Thousands)	2008	2007	2008	2007

Service cost – benefits earned
during the period	$1,140	$1,015	$2,280	$2,031
Interest cost on accumulated
postretirement benefit obligation	977	900	1,954	1,800
Expected return on plan assets	(509)	(431)	(1,019)	(862)
Amortization of transition obligation	34	34	68	68
Amortization of prior service cost	(582)	(582)	(1,164)	(1,164)
Amortization of actuarial loss	746	812	1,492	1,623
Sub-total	1,806	1,748	3,611	3,496
Regulatory adjustment	105	223	210	446
Net postretirement benefit cost	$1,911	$1,971	$3,821	$3,942

Missouri state law provides for the recovery in rates of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established Voluntary Employees’ Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. VEBA and Rabbi trusts’ assets consist primarily of money market securities and mutual funds invested in stocks and bonds.
Pursuant to a MoPSC Order, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains and losses not yet includible in postretirement benefit cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Previously, the recovery in rates for the postretirement benefit costs was based on an alternative methodology for amortization of unrecognized gains and losses as ordered by the MoPSC. The Commission ordered that the recovery in rates be based on an annual allowance of $7.6 million, effective August 1, 2007. The difference between this amount and postretirement benefit cost based on the above and that otherwise would be included in the Statements of Income and Comprehensive Income is deferred as a regulatory asset or regulatory liability.

3.	INCOME TAXES

Laclede Group files a consolidated federal and state tax return and allocates income taxes to Laclede Gas and its other subsidiaries as if each entity were a separate taxpayer. Laclede Group and Laclede Gas adopted the provisions of FIN 48, “Accounting for the Uncertainty in Income Taxes,” as of October 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” Pursuant to FIN 48, the Utility may recognize the tax benefit from a tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.
Upon adoption of FIN 48, Laclede Gas recognized an increase to beginning retained earnings as a cumulative-effect adjustment totaling $0.4 million and reclassified $2.1 million of income tax liabilities from current to non-current liabilities. Total unrecognized tax benefits as of October 1, 2007 were $1.9 million, all of which would favorably impact the effective tax rate, if recognized. The Utility recognizes potential accrued interest and penalties related to its uncertain tax positions as interest expense and other income deductions, respectively. Potential interest and penalties accrued (net of income tax benefit) associated with the Utility’s uncertain tax positions were $0.2 million at October 1, 2007. Unrecognized tax benefits, accrued interest payable, and accrued penalties payable are included in the Other line of the Deferred Credits and Other Liabilities section of the Balance Sheets.
Laclede Group and/or Laclede Gas are subject to U.S. federal income tax as well as income tax of state and city jurisdictions. These companies are no longer subject to examination for fiscal years prior to 2004. The statute of limitations remains open until June 15, 2009 and 2010 for fiscal years 2005 and 2006, respectively. However, during the quarter ended March 31, 2008, Laclede Gas effectively settled an audit with the Internal Revenue Service for those periods. Completion of the audit represents an event requiring the Utility to re-evaluate its uncertain tax positions. As a result, the Utility recognized fiscal years 2005 and 2006 unrecognized tax benefits of $1.0 million, which favorably impacted the effective tax rate, and reversed $0.2 million of accrued interest and penalties (net of income tax benefit). The Utility currently expects to recognize $0.4 million of tax benefits, including the reversal of accrued interest and penalties, in June 2008 due to the expiration of the statute of limitations for fiscal year 2004.
Total FIN 48 unrecognized tax benefits at March 31, 2008 were $1.1 million, all of which would favorably impact the effective tax rate, if recognized. Potential interest and penalties associated with these liabilities were $0.1 million. The Utility does not expect to make any significant tax payment related to any of the above obligations within the next twelve months.

4.	OTHER INCOME AND (INCOME DEDUCTIONS) – NET

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(Thousands)	2008	2007	2008	2007

Allowance for funds used during construction	$(16)	$(2)	$(25)	$(16)
Interest income	389	738	1,544	2,124
Other income	3	93	540	415
Other income deductions	(899)	(371)	(550)	678
Other Income and (Income Deductions) – Net	$(523)	$458	$1,509	$3,201

The decrease in Other Income and (Income Deductions) – Net for the six months ended March 31, 2008, compared with the six months ended March 31, 2007, was primarily due to increased investment losses, lower income associated with carrying costs applied to under-recoveries of gas costs, reduced income associated with changes in the cash surrender value of life insurance policies, and other minor variations. Carrying costs on under-recoveries of gas costs are recovered through the Utility’s Purchased Gas Adjustment (PGA) Clause.

5.	INFORMATION BY OPERATING SEGMENT

The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. The Non-Regulated Other segment includes the retail sale of gas appliances. There are no material intersegment revenues.

	Regulated	Non-	Adjustments
	Gas	Regulated	&
(Thousands)	Distribution	Other	Eliminations	Total

Three Months Ended
March 31, 2008
Operating revenues	$507,089	$740	$—	$507,829
Net income (loss)	25,340	(40)	—	25,300
Total assets	1,454,369	1,814	—	1,456,183

Six Months Ended
March 31, 2008
Operating revenues	$827,981	$1,526	$—	$829,507
Net income (loss)	41,097	(2)	—	41,095
Total assets	1,454,369	1,814	—	1,456,183

Three Months Ended
March 31, 2007
Operating revenues	$493,593	$778	$—	$494,371
Net income (loss)	20,722	(4)	—	20,718
Total assets	1,370,644	1,182	—	1,371,826

Six Months Ended
March 31, 2007
Operating revenues	$842,081	$1,440	$—	$843,521
Net income	36,391	2	—	36,393
Total assets	1,370,644	1,182	—	1,371,826

6.	COMMITMENTS AND CONTINGENCIES

Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected the Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. See Note 12 to the Financial Statements included in Laclede Gas’ Fiscal Year 2007 Form 10-K for information relative to environmental matters generally. There have been no significant changes relative to environmental matters during the six months ended March 31, 2008.
On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2005. On September 14, 2007, the Staff withdrew its pursuit of $5.5 million of the disallowance it had originally proposed. Laclede Gas believes that the remaining $1.7 million of the MoPSC Staff’s proposed disallowance lacks merit and intends to vigorously oppose the adjustment in proceedings before the MoPSC.
On December 31, 2007, the MoPSC Staff filed a memorandum with the Commission proposing a disallowance of $2.8 million related to the Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2006. Laclede Gas believes that the MoPSC Staff’s position lacks merit and intends to vigorously oppose the adjustment in proceedings before the MoPSC. In addition, the MoPSC’s Staff’s memorandum raised questions regarding whether certain sales and capacity release transactions subject to the Federal Energy Regulatory Commission (FERC)’s oversight were consistent with the FERC’s regulations and policies regarding capacity release. The Utility has commenced an internal review of the questions raised by the MoPSC Staff and has notified the FERC Staff that it has taken this action.
Laclede Gas is involved in other litigation, claims and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the financial position or results of operations of the Utility.
Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends through 2014. At March 31, 2008, the maximum guarantees under these leases are $1.7 million. However, the Utility estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At March 31, 2008, the carrying value of the liability recognized for these guarantees was $0.3 million.
Laclede Gas has entered into various contracts, expiring on dates through 2017, for the storage, transportation, and supply of natural gas. Minimum payments required under the contracts in place at March 31, 2008 are estimated at approximately $519 million. Additional contracts are generally entered into prior to or during the heating season.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LACLEDE GAS COMPANY

This management’s discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management’s view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;
•	volatility in gas prices, particularly sudden and sustained spikes in natural gas prices;
•	the impact of higher natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;
•	changes in gas supply and pipeline availability; particularly those changes that impact supply for and access to our market area;
•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
	•	allowed rates of return
	•	incentive regulation
	•	industry structure
	•	purchased gas adjustment provisions
	•	rate design structure and implementation
	•	franchise renewals
	•	environmental or safety matters
	•	taxes
	•	pension and other postretirement benefit liabilities and funding obligations
	•	accounting standards;
•	the results of litigation;
•	retention of, ability to attract, ability to collect from and conservation efforts of customers;
•
capital and energy commodity market conditions, including the ability to obtain funds for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and
•	employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility’s Financial Statements and the Notes thereto.

LACLEDE GAS COMPANY

RESULTS OF OPERATIONS

Laclede Gas is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves the City of St. Louis and parts of ten other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates, and in accordance with tariffs, authorized by the MoPSC. The Utility’s earnings are primarily generated by the sale of heating energy. The Utility’s innovative weather mitigation rate design lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility’s earnings by recovering fixed costs more evenly during the heating season. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season.

Mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return continues to be a fundamental component of Laclede Gas’ strategy. The Utility’s distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 16,000 mile natural gas distribution system and related storage facilities. In addition, Laclede Gas is working to continually improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The settlement of the Utility’s 2007 rate case resulted in enhancements to the Utility’s weather mitigation rate design that better ensure the recovery of its fixed costs and margins despite variations in sales volumes due to the impacts of weather and other factors that affect customer usage. The Utility’s income from off-system sales remains subject to fluctuations in market conditions. In conjunction with the settlement of the 2005 rate case, effective October 1, 2005, the Utility retained all pre-tax income from off-system sales and capacity release revenues up to $12 million annually. Pre-tax amounts in excess of $12 million were shared with customers, with the Utility retaining 50% of amounts exceeding that threshold. The Stipulation & Agreement approved by the MoPSC in the Utility’s 2007 rate case increases the portion of pre-tax income from off-system sales and capacity release revenues that is shared with customers. Effective October 1, 2007, the Utility is allowed to retain 15% to 25% of the first $6 million in annual income earned (depending on the level of income earned) and 30% of income exceeding $6 million annually. Some of the factors impacting the level of off-system sales include the availability and cost of the Utility’s natural gas supply, the weather in its service area, and the weather in other markets. When Laclede Gas’ service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility’s natural gas supply is available for off-system sales and there may be a demand for such supply in other markets.

Laclede Gas continues to work actively to reduce the impact of higher costs associated with wholesale natural gas prices by strategically structuring its natural gas supply portfolio and through the use of financial instruments. Nevertheless, the cost of purchased gas remains high, relative to historical levels. The Utility’s Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of financial instruments to hedge the purchase price of natural gas, as well as gas inventory carrying costs. The Utility believes it will continue to be able to obtain sufficient gas supply. The generally higher price levels may continue to affect sales volumes (due to the conservation efforts of customers) and cash flows (associated with the timing of collection of gas costs and related accounts receivable from customers).

Quarter Ended March 31, 2008

Earnings

Laclede Gas’ net income for the quarter ended March 31, 2008 was $25.3 million, compared with net income of $20.7 million for the same quarter last year. The increase in net income was primarily due to the following factors, quantified on a pre-tax basis:

•	the benefit of the general rate increase, effective August 1, 2007, totaling $11.5 million; and,
•	the recognition of previously unrecognized tax benefits and the reversal of related expenses, totaling $1.1 million.

These factors were partially offset by:

•	lower income from off-system sales and capacity release, totaling $4.2 million, primarily due to a reduction in the Utility’s share of such income (pursuant to the 2007 rate case); and,
•	an increase in the provision for uncollectible accounts, totaling $1.8 million.

Utility Operating Revenues and Operating Expenses

Laclede Gas passes on to Utility customers (subject to prudence review) increases and decreases in the wholesale cost of natural gas in accordance with its PGA Clause. The volatility of the wholesale natural gas market results in fluctuations from period to period in the recorded levels of, among other items, revenues and natural gas cost expense. Nevertheless, increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net revenues and net income.

Utility operating revenues for the quarter ended March 31, 2008 were $507.1 million, or $13.5 million more than the same quarter last year. Temperatures experienced in the Utility’s service area during the quarter were 10.1% colder than the same quarter last year and 1.0% colder than normal. Total system therms sold and transported were 0.45 billion for the quarter ended March 31, 2008 compared with 0.40 billion for the same quarter last year. Total off-system therms sold and transported were 0.06 billion for the quarter ended March 31, 2008 compared with 0.09 billion for the same quarter last year. The increase in utility operating revenues was primarily attributable to the following factors:

Millions
Higher system sales volumes, primarily due to colder weather, and other variations	$42.6
Lower wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	(26.6)
Lower off-system sales volumes	(24.0)
General rate increase, effective August 1, 2007	11.5
Higher prices charged for off-system sales	10.6
Lower Infrastructure System Replacement Surcharge (ISRS) revenues	(0.6)
Total Variation	$13.5

Utility operating expenses for the quarter ended March 31, 2008 increased $7.0 million from the same quarter last year. Natural and propane gas expense increased $4.0 million, or 1.1%, from last year’s level, primarily attributable to higher system volumes purchased for sendout, partially offset by lower rates charged by our suppliers and lower off-system gas expense. Other operation and maintenance expenses increased $1.9 million, or 4.5%, primarily due to a higher provision for uncollectible accounts, the effect of a gain on the disposal of assets recorded last year, and higher wage rates. These factors were partially offset by decreased maintenance and distribution charges. Taxes, other than income, increased $0.9 million, or 3.2%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

Other Income and (Income Deductions) - Net

Other income and income deductions – net decreased $1.0 million due to increased investment losses and lower income associated with carrying costs applied to under-recoveries of gas costs, and other minor variations. Such carrying costs are recovered through the Utility’s PGA Clause.

Interest Charges

The $1.0 million decrease in interest charges was primarily due to a reduction in interest on long-term debt resulting from the November 2007 maturity of $40 million principal amount of 7 1/2% First Mortgage Bonds.

Income Taxes

The $1.9 million increase in income taxes was primarily due to higher pre-tax income, partially offset by the recognition of previously unrecognized tax benefits recorded pursuant to Financial Accounting Standards Board Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.”

Six Months Ended March 31, 2008

Laclede Gas’ net income for the six months ended March 31, 2008 was $41.1 million, compared with net income of $36.4 million for the same period last year. The benefit of the general rate increase effective August 1, 2007, totaling $21.6 million, was partially offset by the following factors, quantified on a pre-tax basis:

•	lower income from off-system sales and capacity release, totaling $7.5 million, primarily due to a reduction in the Utility’s share of such income (pursuant to the 2007 rate case);
•	the net effect of lower system gas sales margins, primarily due to an unusually late start to the heating season, and other variations totaling $2.7 million;
•	an increase in the provision for uncollectible accounts, totaling $2.3 million; and,
•	increases in operation and maintenance expenses totaling $1.8 million.

Utility Operating Revenues and Operating Expenses

Utility operating revenues for the six months ended March 31, 2008 were $828.0 million, or $14.1 million less than the same period last year. Temperatures experienced in the Utility’s service area during the six months ended March 31, 2008 were 5.9% colder than the same period last year, but 2.9% warmer than normal. Total system therms sold and transported were 0.72 billion for the six months ended March 31, 2008 compared with 0.68 billion for the same period last year. Total off-system therms sold and transported were 0.11 billion for the six months ended March 31, 2008 compared with 0.15 billion for the same period last year. Increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net revenues and net income. The decrease in utility operating revenues was primarily attributable to the following factors:

Millions
Lower wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	$(43.2)
Lower off-system sales volumes	(33.3)
Higher system sales volumes, primarily due to colder weather, and other variations	30.2
General rate increase, effective August 1, 2007	21.6
Higher prices charged for off-system sales	11.7
Lower ISRS revenues	(1.1)
Total Variation	$(14.1)

Utility operating expenses for the six months ended March 31, 2008 decreased $21.4 million from the same period last year. Natural and propane gas expense decreased $24.7 million, or 4.0%, from last year’s level, primarily attributable to lower rates charged by our suppliers and lower off-system gas expense, partially offset by increased system volumes purchased for sendout. Other operation and maintenance expenses increased $4.1 million, or 5.0%, primarily due to a higher provision for uncollectible accounts, higher injuries and damages expense, the effect of a gain on the disposal of assets recorded last year, increased pension costs, and higher wage rates. These factors were partially offset by lower group insurance charges and other variations. Depreciation and amortization expense increased $0.4 million, or 2.4%, primarily due to additional depreciable property. Taxes, other than income, decreased $1.2 million, or 2.5%, primarily due to decreased gross receipts taxes and lower property taxes.

Other Income and (Income Deductions) - Net

Other income and income deductions – net decreased $1.7 million due to increased investment losses and lower income associated with carrying costs applied to under-recoveries of gas costs, and other minor variations. Carrying costs on under-recoveries of gas costs are recovered through the Utility’s PGA Clause.

Interest Charges

The $0.9 million decrease in interest charges was primarily due to a reduction in interest on long-term debt resulting from the November 2007 maturity of $40 million principal amount of 7 1/2% First Mortgage Bonds.

Income Taxes

The $1.8 million increase in income taxes was primarily due to higher pre-tax income, partially offset by the recognition of previously unrecognized tax benefits recorded pursuant to FIN 48.

REGULATORY MATTERS

During fiscal 2006, the MoPSC approved permanent modifications to the Cold Weather Rule affecting the disconnection and reconnection practices of utilities during the winter heating season. Those modifications included provisions to allow the Utility to obtain accounting authorizations and defer for future recovery certain costs incurred with the modifications. During fiscal 2007, the Utility deferred for future recovery $2.7 million of costs associated with the fiscal 2007 heating season. On October 31, 2007, the Utility filed for determination and subsequent recovery of the deferred amount. On November 16, 2007, the MoPSC directed the MoPSC Staff and the Missouri Office of Public Counsel to submit their positions regarding the Utility’s filing by February 28, 2008. On February 28, 2008, the Utility and MoPSC Staff filed a Non-unanimous Stipulation & Agreement in which these parties agreed to a recovery of $2.5 million of costs. The Non-unanimous Stipulation & Agreement was opposed by the Office of the Public Counsel, and a hearing in this matter was held before the Commission on March 31, 2008. On April 17, 2008, the Commission issued its Report and Order in which it determined that the $2.5 million of costs recommended by the Utility and MoPSC Staff was reasonable and would be approved. Consistent with the approved amount, the Utility recorded a reduction in its deferral totaling $0.2 million during the quarter ended March 31, 2008.

On November 9, 2007, the Utility made an ISRS filing with the Commission designed to increase revenues by $1.6 million annually. On January 15, 2008, the Commission approved implementation of the surcharge to be effective January 18, 2008. On April 25, 2008, the Utility made an ISRS filing with the Commission designed to increase revenues by $1.9 million annually, pending approval by the Commission.

On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2005. On September 14, 2007, the Staff withdrew its pursuit of $5.5 million of the disallowance it had originally proposed. Laclede Gas believes that the remaining $1.7 million of the MoPSC Staff’s proposed disallowance lacks merit and intends to vigorously oppose the adjustment in proceedings before the MoPSC.

On December 31, 2007, the MoPSC Staff filed a memorandum with the Commission proposing a disallowance of $2.8 million related to the Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2006. Laclede Gas believes that the MoPSC Staff’s position lacks merit and intends to vigorously oppose the adjustment in proceedings before the MoPSC. In addition, the MoPSC’s Staff’s memorandum raised questions regarding whether certain sales and capacity release transactions subject to the Federal Energy Regulatory Commission (FERC)’s oversight were consistent with the FERC’s regulations and policies regarding capacity release. The Utility has commenced an internal review of the questions raised by the MoPSC Staff and has notified the FERC Staff that it has taken this action.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition, results of operations, liquidity, and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our financial statements:

Allowances for doubtful accounts – Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors. The Utility’s provision for uncollectible accounts is dependent on the regulatory treatment provided for such costs. As approved by the MoPSC, the Utility is allowed to defer for future recovery certain costs associated with amendments to the Cold Weather Rule.

Employee benefits and postretirement obligations – Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. For the Utility, the amount of expense recognized and the amounts reflected in other comprehensive income are dependent upon the regulatory treatment provided for such costs, as discussed further below. Certain liabilities related to group medical benefits and workers’ compensation claims, portions of which are self-insured and/or contain “stop-loss” coverage with third-party insurers to limit exposure, are established based on historical trends.

Laclede Gas accounts for its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation.” This Statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and regulatory liabilities are recoverable or refundable through the regulatory process. Management believes the following represent the more significant items recorded through the application of SFAS No. 71:

The Utility’s PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions, and related carrying costs associated with the Utility’s use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and regulatory liabilities that are recovered or refunded in a subsequent period. The PGA Clause also authorizes the Utility to recover costs it incurs to finance its investment in gas supplies that are purchased during the storage injection season for sale during the heating season. The PGA Clause also permits the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments. Effective October 1, 2007, the PGA Clause also provides for a portion of income from off-system sales and capacity release revenues to be flowed through to customers.

Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts. Pursuant to the direction of the MoPSC, Laclede Gas’ provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. Laclede Gas’ provision for income tax expense also records the income tax effect associated with the difference between overheads capitalized to construction for financial reporting purposes and those recognized for tax purposes without recording an offsetting deferred income tax expense. These two methods are consistent with the regulatory treatment prescribed by the MoPSC.

Asset retirement obligations are recorded in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” and FIN 47, “Accounting for Conditional Asset Retirement Obligations.” Asset retirement obligations are calculated using various assumptions related to the timing, method of settlement, inflation, and profit margins that third parties would demand to settle the future obligations. These assumptions require the use of judgment and estimates and may change in future periods as circumstances dictate. As authorized by the MoPSC, Laclede Gas accrues future removal costs associated with its property, plant and equipment through its depreciation rates, even if a legal obligation does not exist as defined by SFAS No. 143 and FIN 47. The difference between removal costs recognized in depreciation rates and the accretion expense and depreciation expense recognizable under SFAS No. 143 and FIN 47 is a timing difference between the recovery of these costs in rates and their recognition for financial reporting purposes. Accordingly, consistent with SFAS No. 71, these differences are deferred as regulatory liabilities.

The amount of net periodic pension and other postretirement benefit cost recognized in the financial statements related to the Utility’s qualified pension plans and other postretirement benefit plans is based upon allowances, as approved by the MoPSC, which have been established in the rate-making process for the recovery of these costs from customers. The differences between these amounts and actual pension and other postretirement benefit costs incurred for financial reporting purposes are deferred as regulatory assets or regulatory liabilities. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” requires that changes that affect the funded status of pension and other postretirement benefit plans, but that are not yet required to be recognized as components of pension and other postretirement benefit cost, be reflected in other comprehensive income. For the Utility’s qualified pension plans and other postretirement benefit plans, amounts that would otherwise be reflected in other comprehensive income are deferred with entries to regulatory assets or regulatory liabilities.

For further discussion of significant accounting policies, see Note 1 to the Financial Statements included in Exhibit 99.1 of the Laclede Group’s Form 10-K for the fiscal year ended September 30, 2007.

ACCOUNTING PRONOUNCEMENTS

Laclede Gas has evaluated or is in the process of evaluating the impact that recently issued accounting standards will have on the Utility’s financial position or results of operations upon adoption. For disclosures related to the adoption of new accounting standards, see the New Accounting Standards section of Note 1 to the Financial Statements.

FINANCIAL CONDITION

CREDIT RATINGS

As of March 31, 2008, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility	S&P	Moody’s	Fitch
Laclede Gas First Mortgage Bonds	A	A3	A+
Laclede Gas Commercial Paper	A-1	P-2

The Utility has investment grade ratings, and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

CASH FLOWS

Laclede Gas’ short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the lag between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas, variations in the timing of collections of gas cost under the Utility’s PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year, and can cause significant variations in the Utility’s cash provided by or used in operating activities.

Net cash provided by operating activities for the six months ended March 31, 2008 was $122.6 million, compared with $132.8 million for the same period last year. The variation is primarily attributable to an increase in net cash payments to Laclede Group for the Utility’s allocation of income taxes and variations associated with the timing of the collections of gas cost under the Utility’s PGA Clause. These factors were partially offset by a reduction in net cash payments associated with the Utility’s use of natural gas financial instruments.

Net cash used in investing activities for the six months ended March 31, 2008 and 2007 was $26.2 million. Cash used in investing activities primarily reflected capital expenditures in both periods.

Net cash used in financing activities was $94.0 million for the six months ended March 31, 2008 compared with $103.9 million for the six months ended March 31, 2007. The variation primarily reflects a decrease in net repayments of short-term debt, partially offset by the maturity of long-term debt this year.

LIQUIDITY AND CAPITAL RESOURCES

As indicated above, the Utility’s short-term borrowing requirements typically peak during the colder months. These short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks. Laclede Gas has a line of credit in place of $320 million. During the second quarter, the expiration of this line was extended one year to December 2011 from December 2010. In November 2007, the Utility established a seasonal line of credit of $40 million, which expired in March 2008. The Utility had short-term borrowings aggregating to a maximum of $298.7 million at any one time during the second quarter. Short-term borrowings outstanding at March 31, 2008 were $171.7 million, at a weighted average interest rate of 3.1% per annum. Based on short-term borrowings at March 31, 2008, a change in interest rates of 100 basis points would increase or decrease pre-tax earnings and cash flows by approximately $1.7 million on an annual basis. Portions of such increases or decreases may be offset through the application of PGA carrying costs.

Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) to be at least 2.25 times interest expense. On March 31, 2008, total debt was 56% of total capitalization. For the twelve months ended March 31, 2008, EBITDA was 3.67 times interest expense.

Laclede Gas has on file with the Securities and Exchange Commission an effective shelf registration on Form S-3 for issuance of $350 million of securities. The full amount of this shelf registration remains available to Laclede Gas at this time. The Utility has authority from the MoPSC to issue up to $500 million in first mortgage bonds, unsecured debt, and equity securities. In February 2008, pursuant to this authority, the Utility sold 28 shares of its common stock to Laclede Group for $1.0 million, leaving $494.2 million remaining under this authorization as of the date of this filing. The amount, timing and type of additional financing to be issued will depend on cash requirements and market conditions.

On November 1, 2007, Laclede Gas paid at maturity $40 million principal amount of 7 1/2% First Mortgage Bonds. This maturity was funded through short-term borrowings. At March 31, 2008, Laclede Gas had fixed-rate long-term debt totaling $310 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends through 2014. At March 31, 2008, the maximum guarantees under these leases are $1.7 million. However, the Utility estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At March 31, 2008, the carrying value of the liability recognized for these guarantees was $0.3 million.

Utility capital expenditures were $26.4 million for the six months ended March 31, 2008, compared with $26.1 million for the same period last year.

Capitalization at March 31, 2008, excluding current obligations of preferred stock, consisted of 54.7% common stock equity, 0.1% preferred stock, and 45.2% long-term debt.

It is management’s view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

The seasonal nature of Laclede Gas’ sales affects the comparison of certain balance sheet items at March 31, 2008 and at September 30, 2007, such as Accounts Receivable – Net, Gas Stored Underground, Notes Payable, Accounts Payable, Regulatory Assets and Regulatory Liabilities, and Delayed and Advance Customer Billings. The Balance Sheet at March 31, 2007 is presented to facilitate comparison of these items with the corresponding interim period of the preceding fiscal year.

CONTRACTUAL OBLIGATIONS

As of March 31, 2008, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

		Payments due by period
		Remaining			Fiscal Years
Contractual Obligations	Total	Fiscal Year 2008	Fiscal Years 2009-2010	Fiscal Years 2011-2012	2013 and thereafter
Principal Payments on Long-Term Debt	$310.0	$—	$—	$25.0	$285.0
Interest Payments on Long-Term Debt	391.0	9.8	39.0	36.6	305.6
Operating Leases (a)	12.0	2.6	7.4	2.0	—
Purchase Obligations – Natural Gas (b)	519.3	153.7	164.9	129.6	71.1
Purchase Obligations – Other (c)	108.3	10.3	18.6	16.3	63.1
Total (d)	$1,340.6	$176.4	$229.9	$209.5	$724.8

(a)
Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(b)
These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using March 31, 2008 New York Mercantile Exchange futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its Purchased Gas Adjustment Clause, subject to prudence review; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.

(c)	These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.
(d)
The categories of Capital Leases and Other Long-Term liabilities have been excluded from the table above because there are no applicable amounts of contractual obligations under these categories. Also, commitments related to pension and postretirement benefit plans have been excluded from the table above. The Utility expects to make contributions to its qualified, trusteed pension plans totaling $0.6 million during the remainder of fiscal year 2008. Laclede Gas anticipates a $0.2 million contribution relative to its non-qualified pension plans during the remainder of fiscal year 2008. With regard to the postretirement benefits, the Utility anticipates it will contribute $4.1 million to the qualified trusts and $0.2 million directly to participants from Laclede Gas’ funds during the remainder of fiscal year 2008. For further discussion of the Utility’s pension and postretirement benefit plans, refer to Note 2, Pension Plans and Other Postretirement Benefits, of the Notes to Financial Statements.

MARKET RISK

Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas financial instruments are allowed to be passed on to the Utility’s customers through the operation of its PGA Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At March 31, 2008, the Utility held 10.6 million MMBtu of futures contracts at an average price of $7.78 per MMBtu. Additionally, approximately 10.4 million MMBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through March 2009.

ENVIRONMENTAL MATTERS

Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected the Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. For information relative to environmental matters, see Note 12 to the Financial Statements included in the Utility’s Form 10-K for the fiscal year ended September 30, 2007. There have been no significant changes relative to environmental matters during the six months ended March 31, 2008.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.